UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): November 27, 2007

Commodore Applied Technologies, Inc.
(Exact Name of Registrant as Specified in its Charter)

Delaware	**001-11871**	**11-3312952**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

507 Knight Street, Suite B	
Richland, WA	**99352**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 943-2565

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 – Other Events

On November 27, 2007, Commodore Applied Technologies, Inc. announced financial results for the three and nine month periods ended September 30, 2007 (see table below).


Commodore Applied Technologies, Inc. and Subsidiaries
Condensed, Consolidated Statements of Operations
Three and Nine Months Ended September 30,
(Unaudited – dollars in thousands, except per share data)


	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Revenues	$990	$2,281	$2,579	$6,343
Loss from operations	($18)	($178)	($704)	($649)
Net loss	($230)	($338)	($1,303)	($968)
Deemed dividends and dividends accrued to preferred shareholders	(103)	(103)	(310)	(309)
Net loss applicable to common shareholder	($333)	($441)	($1,613)	($1,277)
Loss per share – basic and diluted	($0.04)	($0.06)	($0.20)	($0.16)
Number of weighted average shares outstanding (000's)	8,288	7,836	8,260	7,796

For more information please see the press release attached as exhibit 99.1

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press Release, November 27, 2007

SIGNATURES

        In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

<u>Commodore Applied Technologies, Inc.</u>
(Registrant)

Dated: November 27, 2007   By: /s/ Ted Sharp

Ted Sharp, Chief Financial Officer



Exhibit 99.1

COMMODORE
APPLIED TECHNOLOGIES, INC.

NEWS RELEASE

For release: Immediate
Contact: Ted R. Sharp - (509) 943-2565

Commodore Applied Technologies, Inc.
Reports Third Quarter 2007 Results

RICHLAND, WA – November 27, 2007 – Commodore Applied Technologies, Inc. (OTCBB: CXIA), today announced financial results for the three and nine month periods ended September 30, 2007 (see table below).

Commodore Applied Technologies, Inc. and Subsidiaries
Condensed, Consolidated Statements of Operations
Three and Nine Months Ended September 30,
(Unaudited – dollars in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	2007	2006
Revenues	$990	$2,281	$2,579	$6,343
Loss from operations	($18)	($178)	($704)	($649)
Net loss	($230)	($338)	($1,303)	($968)
Deemed dividends and dividends accrued to preferred shareholders	(103)	(103)	(310)	(309)
Net loss applicable to common shareholder	($333)	($441)	($1,613)	($1,277)
Loss per share – basic and diluted	($0.04)	($0.06)	($0.20)	($0.16)
Number of weighted average shares outstanding (000's)	8,288	7,836	8,260	7,796

–more-

CXIA Reports Third Quarter Results
November 27, 2007
Page 2

Commodore Applied Technologies, Inc. is a diverse technical solutions company focused on high-end environmental markets. The Commodore family of companies includes subsidiaries Commodore Advanced Sciences, together with its supply sales division Commodore Sales Solutions, and Commodore Solution Technologies. The Commodore companies provide environmental and technical services, environmental monitoring and sampling supplies, specialty building supplies and patented remediation technologies designed to treat hazardous waste from nuclear and chemical sources. More information is available on the Commodore web site at www.commodore.com.

This Press Release contains forward-looking statements that are based on our current expectations, beliefs and assumptions about the industry and markets in which Commodore Applied Technologies, Inc. and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Commodore's actual results to be materially different from any future results expressed or implied by these statements. Actual results may differ materially from what is expressed in these statements, and no assurance can be given that Commodore can successfully implement its core business strategy and improve future earnings.

The factors that may cause Commodore's actual results to differ from its forward-looking statements include: Commodore's current critical need for additional cash to sustain existing operations and meet ongoing existing obligations and capital requirements; Commodore's ability to implement its commercial waste processing operations, including obtaining commercial waste processing contracts and processing waste under such contracts in a timely and cost-effective manner; the timing and award of contracts by the U.S. Department of Energy for the clean-up of waste sites administered by it; the acceptance and implementation of Commodore's waste treatment technologies in the government and commercial sectors; and other large technical support services projects. All forward-looking statements are also expressly qualified in their entirety by the cautionary statements included in Commodore's SEC filings, including its quarterly reports on Form 10-QSB and its annual report on Form 10-K.